UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           United Heritage Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)


                                Lothian Oil, Inc.
                          500 Fifth Avenue, Suite 2600
                            New York, New York 10110

                                 With a copy to:

                             Seth P. Markowitz, LLP
                             Markowitz & Roshco LLP
                          530 Fifth Avenue - 23rd Floor
                            New York, New York 10036
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                OCTOBER 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Lothian Oil, Inc.
      Intentionally Omitted
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a  Member of a Group (See Instructions)
                                                                         (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure Of Legal Proceedings Is Required Pursuant to
      Items 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number            (7)   Sole Voting Power
of Shares
Beneficially            8,000,000
Owned by          --------------------------------------------------------------
Each              (8)   Shared Voting Power
Reporting
Person                  0
With              --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        8,000,000
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      8,000,000
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      49.80
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

The title of the class of security to which this statement relates is the Common Stock of United Heritage Corporation whose principal executive offices are located at 2 North Caddo Street, Cleburne, Texas.

Item 2. Identity and Background

This statement is being filed on behalf of Lothian Oil, Inc., a Delaware corporation whose principal executive offices are located at 500 Fifth Avenue, Suite 2600, New York, New York 10110.

The principal business of Lothian Oil, Inc. is to engage in oil and gas exploration and development.

During the past five years, neither Lothian Oil, Inc., nor, to its knowledge, any of the executive officers or directors of Lothian Oil, Inc., has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

8,000,000 shares of the issuer's commons stock 8,000,000 was acquired by Lothian Oil, Inc. for an aggregate purchase price of $10,651,000. Lothian Oil, Inc. paid the purchase price with a promissory note.

Item 4. Purpose of Transaction

Lothian Oil, Inc. acquired the shares for investment purposes.

On October 7, 2005 Lothian Oil, Inc. entered into a Securities Purchase Agreement (the "Agreement") with the issuer pursuant to which Lothian Oil, Inc. agreed to purchase, subject to approval by the issuer's stockholders, 3,280,000 shares of the issuer's Common Stock and stock purchase warrants to purchase an additional 8,720,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, as discussed above, Lothian Oil, Inc. owns 8,000,000 shares of the issuer's Common Stock, which constitutes approximately 49.80% of the outstanding shares Common Stock of the issuer, based on 16,063,010 shares of Common Stock outstanding;

(b) Lothian Oil, Inc. has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein;

(c) There were no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

(d) Lothian Oil, Inc. affirms that no person other than Lothian Oil, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Lothian Oil, Inc.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, on October 7, 2005 Lothian Oil, Inc. entered into a Securities Purchase Agreement with the issuer pursuant to which Lothian Oil, Inc. agreed to purchase, subject to approval by the issuer's stockholders, 3,280,000 shares of the issuer's Common Stock and stock purchase warrants to purchase an additional 8,720,000 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Stock Purchase Agreement for the acquisition of the Common Stock referred to herein.

Exhibit 2. Securities Purchase Agreement with the issuer pursuant to which
           Lothian Oil, Inc. agreed to purchase, subject to approval by the issuer's stockholders, 3,280,000 shares of the issuer's Common Stock and stock purchase warrants to purchase an additional 8,720,000 shares of Common Stock.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2005

Lothian Oil, Inc.


By: /s/ Kenneth Levy
    -------------------------------
    Kenneth Levy, CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)